SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   09 May 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 09 May 2008 re: Director/PDMR Shareholding







                  Secretary's Department         Direct line:   020-7356 2108
                  25 Gresham Street              Network:       7-400 2108
                  London                         Switchboard:   020-7626 1500
                  EC2V 7HN                       Facsimile:     020-7356 1038
                                                 Network Fax:   7-400 1038
                                                 email:
                                                 mike.hatcher@lloydstsb.co.uk






The London Stock Exchange                                    9th May, 2008

RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities


On 7th May, 2008, 12 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 448.45p per share for Mrs. A.S. Risley, as "dividend shares" under the Lloyds TSB Group Shareplan.

This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,


M.R. Hatcher

Deputy Secretary







               Lloyds TSB Group plc is registered in Scotland no. 95000


                                     Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.










                  Secretary's Department         Direct line:    020-7356 2108
                  25 Gresham Street              Network:        7-400 2108
                  London                         Switchboard:    020-7626 1500
                  EC2V 7HN                       Facsimile:      020-7356 1038
                                                 Network Fax:    7-400 1038
                                                 email:
                                                 mike.hatcher@lloydstsb.co.uk








The London Stock Exchange                                    9th May, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs


Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities


On 7th May, 2008, 320 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 448.45p per share for Mr. C.M. Wiscarson, as "dividend shares" under the Lloyds TSB Group Shareplan.


This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









M.R. Hatcher

Deputy Secretary






               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.











                  Secretary's Department         Direct line:    020-7356 2108
                  25 Gresham Street              Network:        7-400 2108
                  London                         Switchboard:    020-7626 1500
                  EC2V 7HN                       Facsimile:      020-7356 1038
                                                 Network Fax:    7-400 1038
                                                 email:
                                                 mike.hatcher@lloydstsb.co.uk







The London Stock Exchange                                    9th May, 2008


RNS

10 Paternoster Square

London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 7th May, 2008, 164 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 448.45p per share for Mrs. C.F. Sergeant, as "dividend shares" under the Lloyds TSB Group Shareplan.

This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









M.R. Hatcher

Deputy Secretary





               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.











                  Secretary's Department         Direct line:    020-7356 2108
                  25 Gresham Street              Network:        7-400 2108
                  London                         Switchboard:    020-7626 1500
                  EC2V 7HN                       Facsimile:      020-7356 1038
                                                 Network Fax:    7-400 1038
                                                 email:
                                                 mike.hatcher@lloydstsb.co.uk







The London Stock Exchange                                    9th May, 2008

RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities


On 7th May, 2008, 180 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 448.45p per share for Mr. G.T. Tate, as "dividend shares" under the Lloyds TSB Group Shareplan.

This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









M.R. Hatcher

Deputy Secretary







               Lloyds TSB Group plc is registered in Scotland no. 95000


                                     Registered Office: Henry Duncan House, 120
                                              George Street, Edinburgh EH2 4LH.












                  Secretary's Department         Direct line:    020-7356 2108
                  25 Gresham Street              Network:        7-400 2108
                  London                         Switchboard:    020-7626 1500
                  EC2V 7HN                       Facsimile:      020-7356 1038
                                                 Network Fax:    7-400 1038
                                                 email:
                                                 mike.hatcher@lloydstsb.co.uk







The London Stock Exchange                                    9th May, 2008

RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 7th May, 2008, 57 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 448.45p per share for Mr. T.J.W. Tookey, as "dividend shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,









M.R. Hatcher

Deputy Secretary






               Lloyds TSB Group plc is registered in Scotland no. 95000


                                     Registered Office: Henry Duncan House, 120
                                              George Street, Edinburgh EH2 4LH.










                  Secretary's Department         Direct line:    020-7356 2108
                  25 Gresham Street              Network:        7-400 2108
                  London                         Switchboard:    020-7626 1500
                  EC2V 7HN                       Facsimile:      020-7356 1038
                                                 Network Fax:    7-400 1038
                                                 email:
                                                 mike.hatcher@lloydstsb.co.uk







The London Stock Exchange                                    9th May, 2008

RNS
10 Paternoster Square
London EC4M 7LS





Dear Sirs



Lloyds TSB Group plc

Notification of transaction by person discharging managerial responsibilities



On 7th May, 2008, 104 ordinary shares of 25p each in Lloyds TSB Group plc were allocated to Equiniti Corporate Nominees Limited AESOP1 account at 448.45p per share for Mrs. H.A. Weir, as "dividend shares" under the Lloyds TSB Group Shareplan.



This relates to a transaction notified to Lloyds TSB Group plc today by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, and is made to comply with paragraph 3.1.4 (1)(a) of
the Financial Services Authority's disclosure and transparency rules.   The
transaction took place in the UK and the shares are listed on the London Stock Exchange.





Yours faithfully,








M.R. Hatcher

Deputy Secretary





               Lloyds TSB Group plc is registered in Scotland no. 95000


                                      Registered Office: Henry Duncan House, 120
                                               George Street, Edinburgh EH2 4LH.










                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 09 May 2008